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                           March 27, 2023

       Keith Creel
       President and Chief Executive Officer
       Canadian Pacific Railway Limited
       7550 Ogden Dale Road S.E.
       Calgary, Alberta, Canada T2C 4X9

                                                        Re: Canadian Pacific
Railway Limited
                                                            Registration
Statement on Form F-4
                                                            Filed March 20,
2023
                                                            File No. 333-270686

       Dear Keith Creel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Alan Fishman